Exhibit 99.1

Silvercorp Publishes Fiscal 2025 Sustainability Report

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Sept. 10, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for the year ended March 31, 2025 ("Fiscal 2025"), detailing the Company's environmental, social, and governance ("ESG") commitments, performance, and targets.

"In Fiscal 2025, we made steady progress across five strategic pillars: governance effectiveness, ecological protection, climate resilience, operational safety, and shared community prosperity," said Dr. Rui Feng, Chair and CEO of Silvercorp. "This year's report outlines how our efforts support high-quality development in the mining sector and demonstrate a transparent, resilient approach to sustainability for our stakeholders worldwide."

Highlights of Silvercorp's Fiscal 2025 Sustainability Report

•	$1.3 million invested in local community initiatives
•	Over 68,000 hours of employee training delivered, a 115% increase over the previous year
•	44% reduction from the previous year in the Lost Time Incident Rate (LTIR) to 0.52
•	17% reduction in Scope 1 & 2 GHG emissions from our 2020 baseline
•	Zero significant environmental incidents
•	Strengthened governance with the addition of four new corporate policies: Biodiversity Policy, Tailings Facility Management Policy, Procurement Policy, and Board Diversity Policy

Reporting Frameworks

The report has been prepared with reference to the Global Reporting Initiative (GRI) Standards, the United Nations Sustainable Development Goals (SDGs), the relevant aspects of the Task Force on Climate-Related Financial Disclosures (TCFD), the Global Industry Standard on Tailings by the International Council on Mining and Metals (ICMM), and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

The full 2025 Sustainability Report is available for download at www.silvercorpmetals.com, along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/reporting/.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

The TSX and NYSE-American have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the Company's ESG targets. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 20:03e 10-SEP-25